Exhibit 99.1

Century 21 China Real Estate Reports First Quarter 2013 Unaudited Financial Results

Company Achieves Record Net Revenue for Second Consecutive Quarter;

Net Income Increases 267% Sequentially

BEIJING, China, May 13, 2013 - IFM Investments Limited (NYSE: CTC) (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced its unaudited financial results for the first quarter ended March 31, 2013.

First Quarter 2013 Highlights1

•                      Consolidated net revenue in the first quarter of 2013 was a record high of RMB259.3 million (US$41.8 million), an increase of 14.3% from the fourth quarter of 2012, and an increase of 98.7% from the first quarter of 2012.

•                      Revenue from company-owned brokerage services in the first quarter of 2013 was RMB215.0 million (US$34.6 million), an increase of 25.9% from the fourth quarter of 2012, and an increase of 86.8% from the first quarter of 2012.

•                      Net income in the first quarter of 2013 was RMB7.7 million (US$1.2 million), an increase of 267% from RMB2.1 million in the fourth quarter of 2012. This also compared to a net loss of RMB47.4 million in the first quarter of 2012.

•                      Net income attributable to IFM Investments Limited in the first quarter of 2013 was RMB5.4 million (US$0.9 million) compared to a net loss attributable to IFM Investments Limited of RMB1.4 million in the fourth quarter of 2012, and a net loss attributable to IFM Investments Limited of RMB45.9 million in the first quarter of 2012.

“We posted record revenues for a second consecutive quarter as buyers in Beijing and Shanghai rushed to close transactions in anticipation of an enforcement of capital gains tax regulations in April,” said Mr. Donald Zhang, chairman and chief executive officer of Century 21 China Real Estate. “While this latest policy change may result in lower-than-normal volumes for the next several months, with underlying demand still strong and varying levels of implementation among different localities, we expect market activity in first-tier cities to recover to more normal levels in the second half of this year.”

Mr. Harry Lu, vice chairman and president, added, “The flexibility of Century 21 China Real Estate’s network allowed us to adjust quickly to benefit from the uptick in both secondary and primary transaction volumes at the end of the quarter. We achieved a fourth consecutive quarter of positive operating cash flow, as net income more than tripled sequentially. Our other business segments also continued to perform well, with our primary brokerage segment benefiting from strong demand in the commercial properties. Looking forward, we will continue to expand our company-owned brokerage network, explore opportunities to add to our franchise network, and further develop our portfolio of complementary businesses to ensure sustainable growth.”

1  This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ as of and for the quarter ended March 31, 2013, were made at a rate of RMB6.2108 to US$1.00 which is the noon buying rate on March 29,2013 in New York for cable transfers in RMB as certified in the H.10 weekly statistical release of the Federal Reserve Board. The Company’s functional and reporting currency is the RMB.

First Quarter 2013 Results

The Company’s consolidated net revenue in the first quarter of 2013 reached a record high of RMB259.3 million (US$41.8 million), an increase of 14.3% from RMB226.8 million in the fourth quarter of 2012, and an increase of 98.7% from RMB130.5 million in the first quarter of 2012. The sequential and year-over-year increase was primarily due to increased revenue from company-owned brokerage services, which accounted for 82.9% of total net revenue.

Revenue from company-owned brokerage services in the first quarter of 2013 was RMB215.0 million (US$34.6 million), representing an increase of 25.9% from RMB170.8 million in the fourth quarter of 2012, and an increase of 86.8% from RMB115.1 million in the first quarter of 2012. The sequential and year-over-year increase was primarily due to increased sales and purchase transaction volumes as a result of a high level of market transactions in March following the Chinese government’s announcement in late February of its “Five New Measures” for the administration of the housing market and detailed implementation rules. The increase in market activity in March offset lower transaction volumes during the seasonally slow month of February.

Revenue from primary and commercial services in the first quarter of 2013 was RMB33.8 million (US$5.4 million), representing a decrease of 19.1% from RMB41.8 million in the fourth quarter of 2012, an increase of 279.8% from RMB8.9 million in the first quarter of 2012, and 13.0% of total net revenue. The sequential decrease was primarily due to less gross floor area (“GFA”) of new properties sold in the first quarter (approximately 171,434 square meters GFA)  as a result of normal seasonality and project sales timing. The year-over-year increase was primarily attributable to greater GFA of new properties sold, as well as a higher average selling price per square meter, as a result of the improved performance of the Company’s Shanggu business unit.

Revenue from mortgage management services in the first quarter of 2013 was RMB8.0 million (US$1.3 million), representing an increase of 11.1% from RMB7.2 million in the fourth quarter of 2012, an increase of 95.1% from RMB4.1 million in the first quarter of 2012, and 3.1% of total net revenue. The sequential and year-over-year increase was primarily due to an increase in traditional home mortgage loans brokered by the Company.

Revenue from franchise services in the first quarter of 2013 was RMB2.5 million (US$0.4 million), representing a decrease of 64.3% from RMB7.0 million in the fourth quarter of 2012, an increase of 4.2% from RMB2.4 million in the first quarter of 2012, and 1.0% of total net revenue. The sequential decrease was primarily due to the initial franchisee fee received from the resale of franchise rights in the fourth quarter of 2012.

Commissions and other agent-related costs in the first quarter of 2013 were RMB155.6 million (US$25.1 million), representing an increase of 15.6% from RMB134.6 million in the fourth quarter of 2012, an increase of 76.0% from RMB88.4 million in the first quarter of 2012 and 60.0% of total net revenue. The sequential increase was primarily due to higher commission expenses in the first quarter of 2013 as a result of higher revenues from company-owned brokerage services. The year-over-year increase was primarily due to higher commission expenses in the first quarter of 2013 as a result of higher revenue from company-owned brokerage services and primary and commercial services, as well as an increase in payroll sales as a result of increased sales headcount.

Operating costs in the first quarter of 2013 were RMB42.4 million (US$6.8 million), representing a decrease of 3.4% from RMB43.9 million in the fourth quarter of 2012, a decrease of 14.5% from RMB49.6 million in the first quarter of 2012, and 16.4% of total net revenue. The year-over-year decrease was primarily attributable to a reduction in the number of sales offices in operation as well as significantly lower sales office closure-related costs.

Selling, general and administrative expenses in the first quarter of 2013 were RMB54.0 million (US$8.7 million), representing an increase of 21.3% from RMB44.5 million in the fourth quarter of 2012, an increase of 29.5% from RMB41.7 million in the first quarter of 2012, and 20.8% of total net revenue. The sequential and year-over-year increase was primarily due to an increase in provisions for bad debt related to our company-owned brokerage services and primary and commercial segments as a result of significant revenue growth, as well as an increase in marketing expenses in the first quarter of 2013.

Income from operations in the first quarter of 2013 was RMB7.2 million (US$1.2 million), compared to income from operations of RMB3.7 million in the fourth quarter of 2012, and a loss from operations of RMB49.2 million in the first quarter of 2012. Non-GAAP2 income from operations in the first quarter of 2013 was RMB7.3 million (US$1.2 million), compared to non-GAAP income from operations of RMB4.0 million in the fourth quarter of 2012, and a non-GAAP loss from operations of RMB48.8 million in the first quarter of 2012.

The Company estimates its quarterly income tax provisions based on US GAAP and will reconcile the total annual provisions at year end. The income tax provisions of the Company in the first quarter of 2013 relate mostly to its Shanggu business unit. The effective tax rate of the Company will fluctuate quarter to quarter as the income or losses generated from the Company’s operating entities may fluctuate as well.

Net income attributable to IFM Investments Limited in the first quarter of 2013 was RMB5.4 million (US$0.9 million), compared to a net loss attributable to IFM Investments Limited of RMB1.4 million in the fourth quarter of 2012, and a net loss attributable to IFM Investments Limited of RMB45.9 million in the first quarter of 2012. Non-GAAP net income attributable to IFM Investments Limited in the first quarter of 2013 was RMB5.5 million (US$0.9 million), compared to a non-GAAP net loss attributable to IFM Investments Limited of RMB1.1 million in the fourth quarter of 2012, and a non-GAAP net loss attributable to IFM Investments Limited of RMB45.5 million in the first quarter of 2012.

Basic net income per American depositary share (“ADS”) and diluted net income per ADS in the first quarter of 2013 were RMB0.36 (US$0.06) and RMB0.35 (US$0.06), respectively. Non-GAAP basic net income per ADS and non-GAAP diluted net income per ADS in the first quarter of 2013 were RMB0.37 (US$0.06) and RMB0.36 (US$0.06), respectively. Each of the Company’s ADSs represents 45 Class A ordinary shares.

As of March 31, 2013, the Company had cash and cash equivalents of RMB188.6 million (US$30.4 million). Net cash provided by operating activities in the first quarter of 2013 was

2  Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures is included in the “Non-GAAP Financial Measures” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations” in the accompanying condensed financial information included in this press  release.

RMB9.1million (US$1.5 million), compared to net cash provided by operating activities of RMB13.1 million in the fourth quarter of 2012, and net cash used in operating activities of RMB50.1 million in the first quarter of 2012. Cash used in investing activities in the first quarter of 2013 was RMB6.9 million (US$1.1 million). This was primarily the result of the net effect of providing and receiving repayment on mortgage credit loans of RMB3.2 million (US$0.5 million) and the purchase of property, plant and equipment of RMB3.7 million (US$0.6 million).

During the first quarter of 2013, the Company’s CENTURY 21® China Real Estate network covered 27 major cities with an average of more than 920 sales offices, including an average of 316 company-owned sales offices in operation. As of March 31, 2013, the Company’s CENTURY 21® China Real Estate network employed more than 13,500 sales professionals and maintained approximately 8.0 million property listings.

Business Outlook

The Company currently estimates that its total net revenue for the second quarter of 2013 will be in the range of RMB230 million to RMB245 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Century 21 China Real Estate’s management will host an earnings conference call on May13, 2013, at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

U.S. Toll / International: +1-718-354-1231

United States Toll Free: +1-866-519-4004

Hong Kong: +852-2475-0994

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Century 21 China Real Estate Earnings Call.”

A live and archived webcast of the conference call will be available until May 20, 2013 at http://ir.century21cn.com.

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 45 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC.” For more information about CTC, please visit http://www.century21cn.com/english .

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, the risks outlined in the Company’s Annual Report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission, particularly the recent fluctuations in the real estate market in China. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted income (loss) from operations, adjusted net income (loss) attributable to IFM Investments Limited and adjusted earnings per ADS, each of which is adjusted to exclude share-based compensation, impairment of goodwill and net change in fair value. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the accompanying condensed financial information included with this press release. One limitation of using non-GAAP financial measures as described above is that these expense charges have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

In China:

Lulu Li

Vice President

IFM Investments Limited

Phone: +86-10-6561-7188

E-mail: ir@century21cn.com

Josh Gartner

Brunswick Group

Phone: +86-10-5960-8600

Email: ctc@brunswickgroup.com

In the United States:

Cindy Zheng

Brunswick Group

Phone: +1-212-333-3810

Email: ctc@brunswickgroup.com

IFM Investments Limited

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	December 31,	March 31,	March 31,
	2012	2013	2013
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	191,048	188,585	30,364
Restricted cash	18,036	22,516	3,625
Accounts receivable, net	176,287	215,125	34,637
Amounts due from related parties	110	110	18
Loans receivable	35,229	39,031	6,284
Prepaid expenses and other current assets	41,265	46,050	7,415
Deferred tax assets	4,880	6,660	1,072
Total current assets	466,855	518,077	83,415
Non-current assets:
Investment in associates	13,141	13,993	2,253
Property and equipment, net	40,832	37,770	6,081
Intangible assets, net	90,253	88,869	14,309
Goodwill	103,943	103,943	16,736
Other non-current assets	19,644	21,446	3,453
Total assets	734,668	784,098	126,247
LIABILITIES, REDEEMABLE NON-CONTROLLING INTREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	14,168	11,037	1,777
Accrued expenses and other current liabilities	217,694	260,243	41,900
Amounts due to related parties	272	272	44
Deferred revenue	8,539	11,109	1,789
Total current liabilities	240,673	282,661	45,510
Long-term deposits payable	10,541	10,355	1,667
Contingent consideration payable	33,774	33,774	5,438
Deferred tax liabilities	16,652	16,429	2,645
Total liabilities	301,640	343,219	55,260
Redeemable non-controlling interest	69,430	71,280	11,477
Shareholders’ equity:
Class A ordinary shares (US$0.001 par value, 3,133,000 and 3,133,000 shares authorized as of December 31, 2012 and March 31, 2013, respectively; 667,672 and 668,108 shares issued and outstanding as of December 31, 2012 and March 31, 2013, respectively)	4,939	4,942	796
Additional paid-in capital	1,035,651	1,035,821	166,777
Statutory reserves	5,595	5,595	901
Accumulated deficit	(691,891)	(686,520)	(110,536)
Total IFM Investments Limited shareholders’ equity	354,294	359,838	57,938
Non-controlling interest	9,304	9,761	1,572
Total shareholders’ equity	363,598	369,599	59,510
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	734,668	784,098	126,247

IFM Investments Limited

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share and per ADS data)

	For the Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2012	2012	2013	2013
	RMB	RMB	RMB	US$

Net revenue	130,525	226,754	259,312	41,752
Costs and expenses:
Commissions and other agent-related costs	(88,395)	(134,576)	(155,612)	(25,055)
Operating costs	(49,632)	(43,925)	(42,440)	(6,833)
Selling, general and administrative expenses	(41,687)	(44,522)	(54,015)	(8,697)
Total costs and expenses	(179,714)	(223,023)	(252,067)	(40,585)
(Loss) income from operations	(49,189)	3,731	7,245	1,167
Interest income	351	931	1,249	201
Other income	928	217	70	11
Foreign currency exchange loss	(27)	(45)	(15)	(2)
(Loss) income before income tax and share of associates’ income	(47,937)	4,834	8,549	1,377
Income tax	197	(3,378)	(1,723)	(277)
Share of associates’ income	350	686	852	137
Net (loss) income	(47,390)	2,142	7,678	1,237
Net loss (income) attributable to non-controlling interest	1,534	(3,534)	(2,307)	(371)
Net (loss) income attributable to IFM Investments Limited	(45,856)	(1,392)	5,371	866

Net (loss) income attributable to ordinary shareholders	(45,856)	(1,392)	5, 371	866

Net (loss) income per share, basic	(0.07)	0.00	0.01	0.00
Net (loss) income per share, diluted	(0.07)	0.00	0.01	0.00

Net (loss) income per ADS, basic	(3.09)	0.09	0.36	0.06
Net (loss) income per ADS, diluted	(3.09)	0.09	0.35	0.06

Number of shares used in calculating net (loss) income per share, basic	667,672	667,672	667,943	667,943
Number of shares used in calculating net (loss) income per share, diluted	667,672	667,672	686,206	686,206

Number of ADSs used in calculating net (loss) income per ADS, basic	14,837	14,837	14,843	14,843
Number of ADSs used in calculating net (loss) income per ADS, diluted	14,837	14,837	15,249	15,249

IFM Investments Limited

Reconciliations to Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per ADS data)

	For the Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2012	2012	2013	2013
	RMB	RMB	RMB	US$
GAAP (loss) income from operations	(49,189)	3,731	7,245	1,167
Plus:
Share-based compensation	395	306	100	16
Non-GAAP (loss) income from operations	(48,794)	4,037	7,345	1,183

GAAP net (loss) income attributable to IFM Investments Limited	(45,856)	(1,392)	5,371	866
Plus:
Share-based compensation	395	306	100	16
Non-GAAP net (loss) income attributable to IFM Investments Limited	(45,461)	(1,086)	5,471	882

GAAP net (loss) income attributable to ordinary shareholders	(45,856)	(1,392)	5,371	866
Plus:
Share-based compensation	395	306	100	16
Non-GAAP (loss) income attributable to ordinary shareholders	(45,461)	(1,086)	5,471	882

GAAP net (loss) income per ADS, basic	(3.09)	(0.09)	0.36	0.06
GAAP net (loss) income per ADS, diluted	(3.09)	(0.09)	0.35	0.06

Non-GAAP net (loss) income per ADS, basic	(3.06)	(0.07)	0.37	0.06
Non-GAAP net (loss) income per ADS, diluted	(3.06)	(0.07)	0.36	0.06

Number of ADSs used in calculating GAAP / non-GAAP net (loss) income per ADS, basic	14,837	14,837	14,843	14,843
Number of ADSs used in calculating GAAP / non-GAAP net (loss) income per ADS, diluted	14,837	14,837	15,249	15,249